SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                           SCHEDULE 13G
                          (RULE 13D-102)


      INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 1)







                      CITISAVE FINANCIAL CORPORATION

                             (Name of Issuer)




                  Common Stock, Par Value $.01 Per Share

                      (Title of Class of Securities)




                                17306A 10 2

                              (CUSIP Number)




                         Page 1 of 5 Pages
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CUSIP NO. 17306A 10 2                                      Page 2 of 5 Pages

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CitiSave Financial Corporation Employee Stock Ownership Plan
          72-1289214

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                (b) [  ]

3.        SEC USE ONLY

4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Louisiana

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

          57,432

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

          19,745

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

          57,432

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

          19,745

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          77,177

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                       [  ]

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.0%

12.       TYPE OF REPORTING PERSON

           EP

CUSIP NO. 17306A 10 2                                       Page 3 of 5 Pages

ITEM 1(A) NAME OF ISSUER:

          CitiSave Financial Corporation

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          665 Florida Street
          Baton Rouge, Louisiana  70801

ITEM 2(A) NAME OF PERSON FILING:

          CitiSave Financial Corporation Employee Stock Ownership Plan.

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          CitiSave Financial Corporation
          665 Florida Street
          Baton Rouge, Louisiana  70801

ITEM 2(C) CITIZENSHIP:

          Louisiana

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.01 per share

ITEM 2(E) CUSIP NUMBER:

          17306A 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned:

          77,177

          (b)  Percent of class:  8.0%

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CUSIP NO.17306A 10 2                                       Page 4 of 5 Pages

(c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote               57,432
          (ii) Shared power to vote or to direct the vote             19,745
          (iii)Sole power to dispose or to direct the
               disposition of                                         57,432
          (iv) Shared power to dispose or to direct the
               disposition of                                         19,745

          The CitiSave Financial Corporation Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the CitiSave Financial Corporation Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will be voted by the ESOP Trustees in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 1996, 19,745 shares had been allocated to participants' accounts and 57,432 shares were unallocated.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable since the reporting entity owns more than 5% of the class.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable since the reporting entity is not a member of a group.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 17306A 10 2                                      Page 5 of 5 Pages

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           CITISAVE FINANCIAL CORPORATION
                             EMPLOYEE STOCK OWNERSHIP PLAN TRUST




February 11, 1997          By: /S/ LEE F. NETTLES
                               ------------------
                               Lee F. Nettles, Trustee






February 11, 1997          By: /S/ CHARLOTTE H. SMITH
                               ----------------------
                               Charlotte H. Smith, Trustee






February 11, 1997          By: /S/ J. LARRY BELLARD
                               --------------------
                               J. Larry Bellard, Trustee